INVEST IN **COUNTER**

Macro-Balanced Frozen Foods

+ 14G CARBS
+ 8G FAT
+ 32G PROTEIN

counter™

eatcounter.com Bentonville AR

LEAD INVESTOR



Tom Walsh

When I first heard about a startup looking to create macro-friendly frozen foods products... I knew I needed to get involved. As someone who has followed a "macro-friendly" diet for many years, I can't tell you how many times I searched through the freezer section for a legitimate macro friendly option and walked away disappointed with the products available. Counter not only will be a brand that makes life easier for the millions of people already "counting macros" and following a macro-friendly diet - but it will serve as the introduction to the approach for millions of people who are searching for a diet that actually works (and who have likely been misled by the countless "fad" diet products that line grocery shelves). Couldn't be more excited and inspired by what's ahead!

Invested $10,000 this round

Highlights

1. Harnessing the power of influencers in the macro counting community
2. Bringing the first macro-balanced food brand into retail
3. Pitching Costco and Sam's Club this summer

2 Bringing the first macro-balanced food brand into retail

3 Pitching Costco and Sam's Club this summer

Our Team



Benn Manning President/COO

10+ years at Sam's Club/Walmart Merchandising, Product Development, Sourcing
BYU/Harvard Business School MBA

We have experienced firsthand how difficult it is to track macros. We want to create easy affordable solutions for macro counters across the country.



Jeff Ferrell CEO



Merchant of Frozen Foods, Sam's Club ($350M P&L ownership) Merchandising, Strategy, Sales BYU/Texas MBA

Pitch

CONFIDENTIAL

macrofy

CLEAN FLEXIBLE NUTRITION

July 2021

CONFIDENTIAL

Flexible Dieting by counting macronutrients has become a popular form of dieting, but adopting a macro-friendly lifestyle is difficult, time consuming, and expensive

MACRONUTRIENTS AND FLEXIBLE DIETING 101

WHAT IS A MACRO NUTRIENT?

CARBS 4 CAL/G | FAT 9 CAL/G | PROTEIN 4 CAL/G

Called "Macros" for short, these are the 3 essential nutrients of our diets

WHAT IS FLEXIBLE DIETING?

Daily macros calculated by gender, age, weight, and mobility. Food is weighed & tracked daily

All foods allowed, but total daily macro consumption must remain within guardrails of daily macro allotments

MOST POPULAR TYPES OF MACRO COUNTERS

	% of Calories From		
	CARB	FAT	PROTEIN
"CUT" MACROS	40%	25%	35%
"BULK" MACROS	45%	25%	30%
KETO	5%	65%	30%

MOST POPULAR
Macrofy "Sweet Spot"
A Sustainable Weight Loss Macro Ratio

CHALLENGES W/ ADOPTING FLEXIBLE DIETING LIFESTYLE

DIFFICULT
- Planning
- Weighing Food
- Sticking to Plan
- Food Variety

TIME CONSUMING
- Recipe Research
- Grocery Shopping
- Meal Preparation
- Meal Cleanup

EXPENSIVE
- Fresh Ingredients
- Macro-Friendly Takeout
- DTC Delivery Meals
- Local Meal Prep Pickup

CONFIDENTIAL

The internet is full of macro calculators, and for someone seeking weight loss ("cut"), the almost unanimous recommended macro ratio for total daily calories is a 40% Carb, 25% Fat, and 35% Protein split

X-AXIS:
% of Total Calories from Protein


Popular Macro Calculators - % of Calories from Protein, Carbs and Fat
Protein - % of Total Calories
"Cut" Macro Sweet Spot
Bodybuilding.com, 20%
Stronger U, 28%
The Rock, 19%
IIFYM, 37%
Healthyeater.com, 30%
Katy Hearn Fit, 32%
Zone Perfect, 30%
Bubble Size - Fat % of Total Calories
Target Fat % of Total Calories:
20-40%
Below Target Fat
At Target Fat %
Above Target Fat %

BUBBLE SIZE:
% of Total Calories from FAT

This macro-focused framework and consensus around the "cut" macro split are the guardrails and guiding nutritional principles for the

Y-AXIS: % of Total Calories from Carbs

macrofy brand

Macrofy provides affordable access to balanced "Sweet Spot" macro meals, available in the Frozen Food aisle at local retailers

THE MACROFY DIFFERENCE

NUTRITIOUS	CONVENIENT	AFFORDABLE
		
• **MACROS:** Nutrient-dense recipes designed to hit "cut" ratio • **TASTE:** Familiar food recipes that are approachable and flavorful • **CLEAN:** Clean ingredient labels with no artificial ingredients or preservatives	• **DONE-FOR-YOU RECIPES:** No research or ingredient shopping needed • **SIMPLE PREP:** Just heat and serve • **EASY CLEAN UP:** No pots, pans or dishes to clean up	• **ECONOMIES OF SCALE:** Ingredient purchasing and food production • **ACCESSIBLE:** Available at your local retail store • **LAST-MILE OPTIMIZED:** Plugging into retail's "last mile" supply chain reduces total cost vs DTC solutions

The Frozen Food category is large and growing . . . its recent acceleration of emerging brands presents a glide path for macrofy to capitalize on the macro-counting lifestyle trend

FROZEN FOODS INDUSTRY MARKET SIZE


PHASE I
L52 Wks[1]
$60.9B
+8%
Desserts, $14.1B
Entrees, $9.3B
Meat, $8.0B
Snacks/Apps, $6.2B
Pizza, $5.6B
Breakfast, $4.3B
Vegetables, $3.8B
Seafood $3.5B
Potatoes, $2.3B
Fruit, $1.7B
Bread, $1.2B
Other, $1.0B

ADJACENT DIET & BRANDS TO MACROFY

ADJACENT DIET	KETO CERTIFIED	• 2019 Market Size: **$9.6B**[2] • 2027 Market Size (est): **$14B**[2] • Most Googled Diet in the World[3]
ADJACENT BRANDS	kevin's	• Founded: **2019** • 2021 Revenue (est): **$100M** • Launched: Walmart, Costco Wholesale, Target
	CAULIPOWER	• Founded: **2017** • 2020 Revenue (est): **$100M** • Launched: Whole Foods, Walmart
	Tattooed Chef	• Founded: **2017** • 2021 Revenue (est): **$121M** • Launched: Walmart, Sam's Club, Costco Wholesale

1. Nielsen Insights Studio, L52 wks through 6/12/2021
2. Grand View Research, Published Sep 2020
3. Supplementmentplace.co.uk – Aug. 2020 – Keto had 2.1M global searches per month

Macrofy's nutritional platform has the potential to create a $500M+ brand due to its broad customer segment appeal, all-day eating occasions, and multi-category expansion opportunity


MACROFY PLATFORM - WHO, WHEN, WHAT
HOW
Macro Counters
Protein Seekers
Clean Label Enthusiasts
Healthy Eaters
CUSTOMERS
Breakfast
Lunch
Dinner
Snacks
Dessert
OCCASIONS
Freezer
Cooler/Deli
Pantry/Snacks
Health & Wellness
CATEGORIES
MACROFY PRODUCTS
Club, Mass Retail, Grocery
$500M+

Based on the rising trend of macro-counting and the historical market entry point of previous disruptive CPG brands, the market is primed and ready for the entrance of macrofy

EMERGENCE OF FOOD TRENDS FRAMED WITHIN THE ROGERS CONSUMER ADOPTION CURVE



INTERNET & LOCAL ACCESS
RETAIL EMERGENCE
MASS RETAIL PROLIFERATION
MACROFY'S MARKET ENTRY POINT
Innovators
Early Adopters
Early Majority
Late Majority
Laggards
BLOGGERS, SOCIAL MEDIA
TIME CONSUMING, COMPLICATED
DTC, LOCAL PICK-UP
EXPENSIVE, INACCESSIBLE
RETAIL & PRIVATE LABEL INNOVATORS
AFFORDABLE, ACCESSIBLE
CPG "INNOVATION" BRANDS, FAST FOLLOW PRIVATE LABEL
AFFORDABLE, PREDICTABLE
DYING CPG BRANDS
CHEAP, LOW QUALITY, TIRED
skinnytaste
KINDA HEALTHY RECIPES
MacroPlate
freshly
Stu's Clean Cookin'
kevin's
CAULIPOWER
TRADER JOE'S
SWEET EARTH
LIFE CUISINE
simple truth
365
ATKINS
Healthy Choice
Lean Cuisine
FITKITCHEN
Jimmy Dean
DELIGHTS

CONFIDENTIAL

The Frozen Food category is ripe for macrofy as exhibited by the growth of macro "Sweet Spot" products in other categories . . .



Popular Healthy Snacks - % of Calories from Protein, Carbs and Fat
Protein - % of Total Calories
Carbs - % of Total Calories
Premier Protein, 17%
Twin Peaks Protein Puffs, 23%
Light String Cheese, 48%
Two Good Greek Yogurt, 21%
Country Archer Beef Jerky, 12%
"Cut" Macro Sweet Spot
Quest Protein Chips, 37%
Built Bar, 14%
Quest Peanut Butter Bar, 35%
Whisps Cheese Crisps, 60%
Fit Crunch Bar, 38%
Bubble Size - Fat % of Total Calories
Target Fat % of Total Calories:
20-40%
Below Target Fat %
At Target Fat %
Above Target Fat %



QUEST
PROTEIN PUFFS
Whisps
TWO GOOD
BEEF JERKY
BUILT
FIT CRUNCH
QUEST

CONFIDENTIAL

. . . and CPGs are taking notice by labeling macronutrient counts on their packaging



MAY 2019
Abbott Nutrition
zone PERFECT
MACROS
SEP 2020
General Mills
KETO
AUG 2020
EXPRESS TRADING INTERNATIONAL
FAT BOMBS
JAN 2020
CONAGRA BRANDS
KETO
FEB 2020
BIRCH BENDERS
MUFFINS
MAR 2020
SlimFast
KETO

CONFIDENTIAL

The most popular Frozen Food single-serve meals miss the macro "Sweet Spot" – heavy focus on "low carb" or "Xg of protein" callouts . . .



Popular Healthy Frozen Meals - % of Calories from Protein, Carbs and Fat
Protein - % of Total Calories
"Cut" Macro Sweet Spot
Good Kitchen CLC, 27%
Akins BM, 65%
Frontera CFB, 9%
Lean Cuisine M&B, 17%
Kodiak Cakes, 20%
Healthy Choice GT, 11%
Evol TCB, 10%
Amy's L&L, 17%
Bubble Size - Fat % of Total Calories
Target Fat % of Total Calories:
20-40%
Below Target Fat %
At Target Fat %
Above Target Fat %



Lean Cuisine
POWER BOWLS
GOOD
ATKINS
GOOD
Chicken
18G PROTEIN
CHICKEN FAJITA BOWL


Carbs - % of Total Calories



*Analysis of top selling "single serve healthy meal" items at Walmart and Whole Foods

CONFIDENTIAL

The mainstream aspect of macro counting can be seen in the digital footprint and activity on Instagram, Facebook, the App Stores, and TikTok

Instagram

- **Top Macro Influencers:** 2.6 million followers (10+ influencers with 100,000+)
- **#nutrition:** 54.9M posts
- **#keto:** 22.7M posts
- **#iifym (if it fits your macros):** 11.3M posts
- **#macros:** 8.2M posts
- **#flexibledieting:** 4.9M posts

Download on the App Store

- **MyFitnessPal:** #1 health tracking app with 200+ million global downloads – includes macro tracking feature
- **Macro Tracking Apps:** 30+ and growing with 4.6 million combined ratings
- **Social Integration:** Many macro tracking apps have a social component



Groups

- **Macro Counting FB Groups:** 650,000 members (31 groups with more than 1,000 members)
- **Macros Inc:** #1 macro-focused group averaging 430 posts a day

TikTok

- **#nutrition** – 3.1B views
- **#macros** – 250M views
- **#iifym (if it fits your macros)** – 88.5M views
- **#flexibledieting** – 17M views
- **#macrodiet** – 11.1M views

CONFIDENTIAL

Macrofy will succeed because of on-trend macro-based product positioning and branding, digital-first marketing, experienced co-packer manufacturers, and first-mover advantages

BRANDING	DIGITAL-FIRST MARKETING	EXPERIENCED CO-PACKERS	FIRST-MOVER ADVANTAGE
NAME: Macrofy brand name allows it to become an authoritative figure for the macro counting movement	SOCIAL TARGETING: Macro-counters are easy to find, target, and re-target on social platforms	SCALE: Scale quickly due to experience and existing excess capacity	FIRST TO RETAIL: Be first on retail shelves (private label will be second, difficult to have 3rd brand in emerging category)
NEWNESS: First brand to base formulations on popular macro ratios	AUDIENCE BUILDING: Email capture and frequent audience engagement	SERVICE: Accustomed to providing high service levels to demanding retailers	PARTNERSHIPS: Secure exclusive partnerships with influencers, coaching companies, apps, and others in eco-system
MASS APPEAL: Macro lifestyle is sustainable and has mass appeal because of flexible nature	INFLUENCERS: Many opportunities for partnerships within existing macro counting eco-system (coaching companies, influencers, apps)	COST EFFECTIVE: Does not require capital expenditure	CREDIBILITY: Create credibility with being first-to-market in the macro counting space
CALLOUTS: Macro breakouts, high protein, clean label (+other item-specific callouts)	HIGH ROI: Digital marketing provides inexpensive marketing channel to reach consumers vs traditional retail marketing strategies	FLEXIBILITY: Enter new categories and follow trends quickly	SEARCH RANKING: Better positioning in search results on social media platforms and search engines
PACKAGING: Eco-friendly and clean design packaging		INNOVATION: Easier for innovation and co-development with large retailers	

CONFIDENTIAL

Macrofy will begin by launching assortments in the Breakfast, Entrees, and Snacks/Appetizers categories, and within 12 months of launch will approach the club and mass channels for distribution

PRODUCT EXAMPLES FITTING WITHIN THE "CUT" MACRO SWEET SPOT RATIO (4C 2.5F 3.5P)

BREAKFAST		ENTREES				SNACKS/APPETIZERS	
PROTEIN PANCAKES	BUTTERFINGER PROTEIN OATMEAL	BUFFALO CHICKEN PASTA	LOADED CHICKEN & POTATOES	BUFFALO CHICKEN MAC & CHEESE	FAJITA CHICKEN BURRITO BOWLS	"MIKE'S" BAKED CHICKEN NUGGETS	BUFFALO CHICKEN BITES
6C 1F 3P	4.5C 2F 3.5P	2.5C 3F 4.5P	2.5C 3F 4.5P	3C 3.5F 3.5P	2.5C 3F 4.5P	2C 1.5F 7P	2C 4F 4P
BACON EGG WHITE & CHEESE MUFFINS	BACON & EGG BREAKFAST PIZZA	CHICKEN FAJITA PASTA BAKE	CHIPOTLE SWEET POTATO SKILLET	ITALIAN SAUSAGE PASTA BAKE	GREEK CHICKEN & VEGGIES	BAKED BEEF & CHEESE TACOS	CHEESEBURGER BITES
1.5C 4.5F 4P	3C 4F 3P	3.5C 3.5F 3P	4.5C 2F 3.5P	4C 3F 3P	2C 3F 5P	3.5C 3F 3.5P	2C 2.5F 5.5P





INITIAL RETAILERS TO APPROACH

- Costco Wholesale
- sam's club
- Walmart
- Whole Foods Market
- TARGET

CONFIDENTIAL

Because of their backgrounds in retail, product development, growing brands, and building teams, the Co-Founders are uniquely positioned to create, launch, and accelerate a new better-for-you brand in Frozen Foods

Jeff Ferrell
Co-Founder, CEO



- Frozen Foods category expert - manages $350M Frozen Foods P&L at Sam's Club
- Key player in rise of pre-IPO Tattooed Chef
- Built and sold a 6-figure ecommerce brand
- Former D1 Collegiate swimmer turned macro counter
- BYU BS Civil Engineering, Texas MBA

Benn Manning
Co-Founder, COO



- Started and grew 2 $100 million brands at Walmart
- Developed and launched 1,000+ items in career
- Built a 6-figure ecommerce brand
- Built and led cross-functional teams
- BYU BS Supply Chain, Harvard MBA

CONFIDENTIAL

Founders are raising $1.175 million to fund product development, hiring an experienced digital marketer, growth of digital assets, and all overhead expenses

Overhead ($300K)
- Co-founder salaries

Administrative ($70K)
- Travel expenses
- Legal fees
- Accountant fees
- Insurance


26%
31%
6%
37%

Product Development ($370K)
- Recipe, formulation (25 items)
- Style guide, photography, adaptation
- Packaging design consulting, packaging molds
- Surveys, samples, consumer testing

Digital Marketing Expenses ($435K)
- Digital marketing agency
- Grow digital assets (social audience, emails, etc)
- Design and build website
- Macrofy.com domain name and hosting